Exhibit 21.1

List of Subsidiaries of the Registrant

Name	Jurisdiction of Organization or Incorporation

Planet Payment Asia Pacific Pte Ltd	Singapore
Planet Technology Services, LLC	Delaware
Planet Payment Solutions, LLC	Delaware
Planet Payment Processing Services, Inc.	Delaware
Planet Payment Canada Inc.	Canada
Planet Group, Inc.	Delaware
Planet Payment Bermuda Ltd.	Bermuda
Planet Payment (Europe) Limited	England
Planet Payment.ie Limited	Ireland
Planet Payment (Hong Kong) Limited	Hong Kong
Planet Payment IT Services Shanghai Limited	China
Planet Payment (I.O.M.) Limited	Isle of Man
Planet Payment Mexico, S. de R.L. de C.V.	Mexico
Planet Payment Data Systems (Shanghai) Limited	China
Planet Labs Limited	Ireland
Branded Payment Solutions Limited	Ireland